October 25, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:         Orchid Island Capital, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 15, 2018
 File No. 001-35236

Ladies and Gentlemen:

Set forth below are the responses of Orchid Island Capital, Inc. (the "Company", "we," "us" or "our") to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated October 11, 2018, with respect to the Company's Form 10-K for the fiscal year ended December 31, 2017, File No. 001-35236, filed with the Commission on February 15, 2018 (the "Form 10-K").

For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for the fiscal year ended December 31, 2017

Note 1. Organization and Significant Accounting Policies

Derivative Financial Instruments, page 83

1.	Please enhance your disclosure in future filings to provide a more robust discussion of TBA securities and "dollar roll income." Your enhanced disclosure should include the following:
•	a discussion of why you believe dollar roll income represents the economic equivalent of net interest income generated from investments in agency RMBS.
•	an explanation of how you calculate the portion of the gain/loss from derivative instruments that is reflected as TBA dollar roll income.

Securities and Exchange Commission
October 25, 2018

RESPONSE:

The Company does not typically enter into dollar roll transactions.  To the extent the Company enters into dollar roll transactions utilizing TBA securities, gains or losses will be reported as a component of "Gains (losses) on derivative instruments" on the Company's condensed consolidated statement of operations.  Furthermore, REITs often include "dollar roll income" or "drop income" as a component of "core earnings", a non-GAAP financial measure that, under Regulation G, must be reconciled with the most directly comparable GAAP measure. In doing so, REITs must compute dollar roll or drop income in order to bifurcate the economic value of the "drop" in the price of a TBA security between two settlement dates from the change in the value of the TBA security associated with ordinary market price fluctuations - such as changes in interest rates. The Company does not utilize any measure of core earnings in its filings and therefore is not required to make the Regulation G reconciliation that many of its peers are required to make. Because there is no need to make the Regulation G reconciliation, the Company does not need to compute dollar roll or drop income.  Because the Company does not report any of these non-GAAP financial measures it will revise its disclosure in note 1 in future filings, including the Company's Form 10-Q for the period ended September 30, 2018, to exclude such concepts.  The disclosure currently included in note 1, reproduced below for reference, will be deleted.

       The Company purchases a portion of its Agency RMBS through forward settling transactions, including TBA securities transactions.  At times when market conditions are conducive, the Company may choose to move the settlement of these TBA securities transactions out to a later date by entering into an offsetting short position, which is then net settled for cash, and simultaneously entering into a substantially similar TBA securities trade for a later settlement date.  Such a set of transactions is referred to as a TBA "dollar roll" transaction.  The TBA securities purchased at the later settlement date are typically priced at a discount to securities for settlement in the current month.  This difference is referred to as the "price drop."  The price drop represents compensation to the Company for foregoing net interest margin and is referred to as TBA "dollar roll income."

The following disclosure, currently included in notes 1 and 4 in the Company's recent Form 10-Q and Form 10-K filings, will be retained as modified below.

       The Company accounts for TBA securities as derivative instruments if either the TBA securities do not settle in the shortest period of time possible or if the Company cannot assert that it is probable at inception of the TBA transaction, or throughout its term, that it will take physical delivery of the Agency RMBS for a long position, or make delivery of the Agency RMBS for a short position, upon settlement of the trade. Gains and losses associated with TBA securities transactions are reported in gain (loss) on derivative instruments in the accompanying consolidated statements of operations.

Securities and Exchange Commission
October 25, 2018

Note 12. Fair Value, page 97

2.
We note your disclosure that the Company's investments in RMBS, interest rate swaptions and TBA securities are valued using Level 2 valuations, and such valuations are determined by the Company based on independent pricing sources and/or third party broker quotes, when available. In future filings, please revise your disclosure to describe the valuation techniques used by independent pricing sources and/or third-party pricing services to determine the fair value of these securities categorized within Level 2 of the fair value hierarchy. Reference is made to ASC 820-10-50-2(bbb).

RESPONSE:

We acknowledge the Staff's comment and the guidance set forth in ASC 820-10-50-2(bbb). In future filings, we will expand on the fair value disclosures related to our RMBS, interest rate swaptions and TBA securities to reflect our valuation techniques. The Company proposes to provide the following revised disclosure in future filings.

The Company's RMBS, interest rate swaps, interest rate swaptions and TBA securities are valued using Level 2 valuations, and such valuations currently are determined by the Company based on independent pricing sources and/or third party broker quotes, when available. Because the price estimates may vary, the Company must make certain judgments and assumptions about the appropriate price to use to calculate the fair values. The Company and the independent pricing sources use various valuation techniques to determine the price of the Company's securities. These techniques include observing the most recent market for like or identical assets, spread pricing techniques (option adjusted spread, zero volatility spread, spread to the treasury curve or spread to a benchmark such as a TBA security), and model driven approaches (the discounted cash flow method, Black Scholes and SABR models which rely upon observable market rates such as the term structure of interest rates and the volatility). The appropriate spread pricing method used is based on market convention. The pricing source determines the spread of recently observed trade activity or observable markets for assets similar to those being priced. The spread is then adjusted based on variances in certain characteristics between the market observation and the asset being priced. Those characteristics include: type of asset, the expected life of the asset, the stability and predictability of the expected future cash flows of the asset, whether the coupon of the asset is fixed or adjustable, the guarantor of the security if applicable, the coupon, the maturity, the issuer, size of the underlying loans, year in which the underlying loans were originated, loan to value ratio, state in which the underlying loans reside, credit score of the underlying borrowers and other variables if appropriate. The fair value of the security is determined by using the adjusted spread.

The Company also reviews the pricing estimates obtained from the pricing sources and performs procedures to validate their reasonableness, which is discussed in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Critical Accounting Policies – Mortgage-Backed Securities (page 68) of the Company's Form 10-K.
* * * * *

Securities and Exchange Commission
October 25, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact S. Gregory Cope of Vinson & Elkins L.L.P. at (202) 639-6526.

Very truly yours,

ORCHID ISLAND CAPITAL, INC.

By: /s/ George H. Haas, IV
Name: George H. Haas, IV
Title: Chief Financial Officer

No Enclosures

cc:           Robert E. Cauley, Chief Executive Officer
S. Gregory Cope, Vinson & Elkins L.L.P.
Ian Shapiro, BDO USA LLP